UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 10, 2011 (March 7, 2011)

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

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Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 7, 2011, Bertrand A. Valdman, Senior Vice President and Chief Financial Officer, resigned from Puget Energy, Inc. and Puget Sound Energy, Inc. (collectively, the "Company"), effective March 11, 2011.

Pending Mr. Valdman's replacement, James W. Eldredge, 60, the Company's Vice President, Controller and Chief Accounting Officer, and Donald E. Gaines, 54, Vice President Finance and Treasury, will jointly assume the duties and responsibilities of Chief Financial Officer, effective March 12, 2011.

Mr. Eldredge has served as the Vice President, Controller and Chief Accounting Officer since May 2007. Prior to that, he served as Vice President, Corporate Secretary and Chief Accounting Officer from 2005 to 2007, and as Corporate Secretary and Chief Accounting Officer from 1999 to 2005. Mr. Gaines has served as Vice President Finance and Treasurer since March 2002.

Each of Mr. Eldredge and Mr. Gaines will remain subject to their current employment agreements with the Company.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ Steve R. Secrist

Steve R. Secrist
Dated: March 10, 2011   Vice President, General Counsel and
Chief Ethics and Compliance Officer